Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

The following discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors. Our unaudited interim condensed consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

Our vision is to build a leading short-distance transportation solution provider and intelligent manufacturer in China. Leveraging our IoT management platform, we have established a business model centered on the sale of battery packs, electronic control systems and intelligent robots. To explore and expand potential customers, we started to provide comprehensive machine maintenance services during 2023.

For the six months ended March 31, 2025 and 2026, our revenues from continuing operations were $6,565,367, and $6,363,076, respectively. We had a net loss from continuing operations of $1,028,074 and $3,740,252 for the six months ended March 31, 2025 and 2026, respectively. We currently generate most of our revenues from the sale of battery cells, packs and solar cells, electronic control systems and maintenance services.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our battery sales volume;

●	our ability to enhance our electronic control system sales volume;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations for the six months ended March 31, 2025 and 2026, respectively. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

	Six Months Ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Net revenues	$6,565,367	$6,363,076
Cost of revenues -Third parties	(5,785,506)	(5,981,320)
Cost of revenues -Related parties	(108,393)	-
Gross profit	671,468	381,756

Operating expenses:
Selling and marketing	(117,772)	(97,096)
General and administrative	(1,200,042)	(3,266,566)
Research and development	(389,572)	(114,186)
Total operating expenses	(1,707,386)	(3,477,848)

Loss from operations	(1,035,918)	(3,096,092)
Total other income (expenses), net	122,977	(572,964)
Loss from continuing operations before income taxes and share of loss of equity method investments	(912,941)	(3,669,056)
Income tax expense	(21,334)	(38,193)
Share of loss of equity method investments	(93,799)	(33,003)
Net loss from continuing operations	(1,028,074)	(3,740,252)

Loss from operations of discontinued operations before income taxes and share of loss of equity method investments	(165,626)	-
Income tax expenses	-	-
Share of loss of equity method investments	(63,152)	-
Net loss from discontinued operations	(228,778)	-

Net loss	$(1,256,852)	$(3,740,252)

Net loss from continuing operations	$(1,028,074)	$(3,740,252)
Less: Net loss attributable to non-controlling interests from continuing operations	(68,549)	(131,225)
Net loss attributable to our shareholders from continuing operations	(959,525)	(3,609,027)

Net loss from discontinued operations	(228,778)	-
Less: Net loss attributable to non-controlling interests from discontinued operations	(52,296)	-
Net loss attributable to our shareholders from discontinued operation	(176,482)	-
Net loss attributable to non-controlling interests	(120,845)	(131,225)
Net loss attributable to our shareholders	$(1,136,007)	$(3,609,027)

Net Revenues from continuing operations

Net revenues from continuing operations for the six months ended March 31, 2026 were approximately $6.36 million, a 3.1% decrease from approximately $6.57 million for the six months ended March 31, 2025. The decrease in revenues was mainly driven by the drop in sales of battery cells, packs and solar cells, partially offset by higher sales of electronic control systems and increased maintenance service revenue.

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The following table identifies revenue from continuing operations, as well as reportable segments for the six months ended March 31, 2025 and 2026:

		For the six months ended March 31,				Change
	Segment	2025	%	2026	%	Amount	%
Sales of battery cells, packs and solar cells	Battery cells, packs and solar cells segment	$5,518,183	84.0	$5,258,770	82.6	$(259,413)	(4.7)
Sales of electronic control system	Electronic control system sales segment	636,356	9.7	647,498	10.2	11,142	1.8
Others	Others	410,828	6.3	456,808	7.2	45,980	11.2
Total net revenue from continuing operations		$6,565,367	100.0	$6,363,076	100.0	$(202,291)	(3.1)

The revenue from sales of battery cells, packs and solar cells for six months ended March 31, 2026 was $5,258,770, compared to $5,518,183 for six months ended March 31, 2025, representing a slight decrease of 4.7%. Overall, the revenue generated from the sales of battery cells, packs and solar cells remained steady for the six months ended March 31, 2026, compared with the six months ended March 31, 2025.

The revenue from sales of electronic control systems for six months ended March 31,2026 was $647,498, representing a slight increase of 1.8% compared with the six months ended March 31, 2025, which is relatively stable.

The revenue from others segment mainly consists of maintenance service revenue. Driven by the customer base accumulated from the electronic control system sales business over the past two years and the growing market demand for after-sales support, the revenue from others segment increased from $410,828 for six months ended March 31,2025 to $456,808 for six months ended March 31,2026, representing an increase of 11.2%.

Cost of Revenues

Cost of revenues consists primarily of purchase cost of battery packs, purchase of components of the electronic control system, depreciation, maintenance, and other overhead expenses.

Our cost of revenues increased by $87,421, or 1.5%, to $5,981,320 for six months ended March 31, 2026 from $5,893,899 for six months ended March 31, 2025. The increase was mainly driven by higher cost of sales of battery cells, packs and solar cells.

Gross Profit

Gross profit for the six months ended March 31, 2025 and 2026 was $671,468 and $381,756, or 10.2% and 6.0% of net revenues, respectively.

Gross profit margin for six months ended March 31, 2026 decreased to 6.0%, from 10.2% for the six months ended March 31, 2025, primarily due to decline in gross margin of battery cells, packs and solar cells business, and electronic control system sales. The gross profit margin of battery cells, packs and solar cells dropped to 1.9% for the six months ended March 31, 2026 from 4.5% for the six months ended March 31, 2025, which was mainly due to lower margin of new developed business of solar cell sales. In addition, the Group has implemented a more competitive pricing strategy in response to fierce market competition, to defend market share and drive long-term growth, which also has a negative effect on the margin of battery cells, packs and solar cells business, and electronic control system sales.

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Selling and Marketing Expenses

Our selling expenses decreased by $20,676, or approximately 17.6%, to $97,096 for the six months ended March 31, 2026 from $117,772 for the six months ended March 31, 2025, which was attributable to a reduction in sales promotion expenditures and lower payroll expense driven by the optimized sales department headcount.

General and Administrative Expenses

Our general and administrative expenses increased by $2,066,524, or approximately 172.2%, to $3,266,566 for the six months ended March 31, 2026 from $1,200,042 for the six months ended March 31, 2025. The increase was primarily driven by share-based compensation expense for management incentive, increased provision for credit losses based on our updated assessment of receivable collectability under the current expected credit loss model, and increased amortization of intangible assets due to newly acquired patents.

Research and Development Expenses

Our research and development expenses decreased by $275,386, or approximately 70.7%, to $114,186 for the six months ended March 31, 2026 from $389,572 for the six months ended March 31, 2025, which was primarily due to the completion of key research and development projects and the optimization of R&D resource input during the period.

Other Income/(Expense), Net

We recorded other income, net of $122,977 and other expense, net of $572,964 for the six months ended March 31, 2025 and 2026, respectively. The other expense, net occurred in the six months ended March 31, 2026 is primarily attributable to a non-operating expenses, net of $834,258 primarily related to liquidated damages and uncollectible security deposit for land use right, and partially offset by interest income of $387,644.

Income Tax Expense, Net

We recorded income tax expense of $21,334 and $38,193 for the six months ended March 31, 2025 and 2026, respectively. The change was related to taxable income and valuation allowance.

Loss from discontinued operations

Loss from discontinued operations was $0.2 million and nil for the six months ended 2025 and 2026, respectively. The decrease in loss from discontinued operations was due to disposal of discontinued operations on September 25, 2025.

On September 25, 2025, Changzhou EZGO, Jiangsu EZGO, and the shareholders of Jiangsu EZGO entered into a termination agreement pursuant to which the VIE Agreements were terminated. As a result, the Group ceased to be the primary beneficiary of the VIE and no longer consolidated the VIE and its subsidiaries as of that date. The termination of the VIE structure and the related discontinuation of the e-bicycle business represented a strategic shift that had a major effect on the Group’s operations and financial results and, accordingly, the historical financial results of the e-bicycle business were classified as discontinued operations in accordance with ASC 205-20.

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Segment Information

We operate in three segments for the six months ended March 31, 2025 and 2026: (i) sales of battery cells, packs and solar cells, (ii) sales of electronic control system and (iii) others, which mainly included the sales of second-hand machinery, the provision of maintenance services and photovoltaic engineering contracting. The sales of battery cells, packs and solar cells segment engaged in selling battery packs and solar cells. The electronic control system and intelligent robot segment engage in selling electronic control systems and intelligent robots. To explore and expand potential customers, we started to provide comprehensive machine maintenance services during 2023, and started to provide second-hand machinery sales during 2024. The revenue from comprehensive machine maintenance service and second-hand machinery sales for six months ended March 31, 2026 was included in others segment for segment reporting.

The following tables present a summary of each reportable segment’s revenue and income from continuing operations—excluding the e-bicycle sales segment, which is disclosed as a discontinued operation for the six months ended March 31, 2025, and 2026:

	Six months Ended March 31, 2025
	Battery cells, packs and solar cells sales segment	Electronic control system sales segment	Others	Total
Revenue from external customers	$5,518,183	$636,356	$410,828	$6,565,367
Segment loss before tax and share of loss of equity method investments	(88,207)	(95,106)	(729,628)	(912,941)
Segment gross profit margin	4.5%	41.7%	38.9%	10.2%

	Six months Ended March 31, 2026
	Battery cells, packs and solar cells sales segment	Electronic control system sales segment	Others	Total
Revenue from external customers	$5,258,770	$647,498	$456,808	$6,363,076
Segment loss before tax and share of loss of equity method investments	(1,310,287)	(32,194)	(2,326,575)	(3,669,056)
Segment gross profit margin	1.9%	21.8%	31.3%	6.0%

Liquidity and Capital Resources

Our liquidity is based on our ability to enhance our operating cash flow position, obtain capital financing from equity interest investors, public offering, and borrow funds from financial institutions to fund its general operations and capital expenditure. Our ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. We would also further consider financing from bank credit or additional offering of ordinary shares to enhance capital turnover and liquidity position if necessary.

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We plan to improve our future operating cash flow to meet operational needs. We may, however, require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further seek to issue debt or equity securities or obtain additional credit facilities.

As of March 31, 2026, we had cash and cash equivalents of $811,852 and positive working capital of $26,414,167. For the six months ended March 31, 2025 and 2026, the Group suffered operating loss from continuing operations of $1,028,074, and $3,740,252, and operating cash inflow from continuing operations $204,129, and operating cash outflow from continuing operations of $6,257,683, respectively.

Although the Group maintains a positive working capital position, the relatively low cash balance, coupled with recurring operating losses, raises concerns about the sufficiency of available resources to meet ongoing operational commitments. The Group has incurred consecutive operating losses and experienced significant cash outflows from operations in prior periods, which may place continued pressure on its liquidity. In response, management has formulated mitigation plans to address these challenges and support ongoing operations, including:

(i)	On December 22, 2025, we entered into a funding support agreement with a shareholder in the amount of up to RMB25,000,000 ($3,511,729). This agreement will expire on December 31, 2026. We can rely on this funding support to ensure the sufficiency of our cash flow through the next twelve months since the issuance of the consolidated financial statements.

(ii)

In November 2025, we filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, pursuant to which we may offer and sell, from time to time, up to an aggregate amount of $200.0 million of our securities, including Ordinary Shares, debt securities, warrants, rights or units. This shelf registration provides us with flexibility to access the capital markets, if needed, to support our liquidity and working capital requirements. However, there can be no assurance as to the timing, amount or terms of any such financing.

On April 2, 2026, the Company entered into an at-the-market sales agreement under which the Company may offer and sell ordinary shares from time to time. Subsequent to March 31, 2026 and before the issuance of these unaudited interim condensed consolidated financial statements, the Company issued approximately 2.2 million ordinary shares under the agreement and received net proceeds of $21,837,965.

(iii)	We are continually making efforts to improve operating efficiency and reducing discretionary spending, including optimization of general and administrative headcount and reduction in general and administrative expenditures.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiary. However, we have no present plans to declare a dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds from the private placement in 2025, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations (1996), as amended in 2008. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

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Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities from continuing operations	204,129	(6,257,683)
Net cash provided by operating activities from discontinued operations	750,707	-
Net cash (used in) provided by operating activities	954,836	(6,257,683)

Net cash (used in) provided by investing activities from continuing operations	(2,519,831)	8,154,584
Net cash provided by investing activities from discontinued operations	203,511	-
Net cash (used in) provided by investing activities	(2,316,320)	8,154,584

Net cash used in provided by financing activities from continuing operations	(3,053,710)	(1,662,427)
Net cash provided by financing activities from discontinued operation	36,428	-
Net cash used in provided by financing activities	(3,017,282)	(1,662,427)

Effect of foreign exchange rate changes	310,143	60,040

Net (decrease) increase in cash and cash equivalents and restricted cash	(4,068,623)	294,514
Cash, cash equivalents and restricted cash, at beginning of the period	4,459,307	517,338
Cash, cash equivalents and restricted cash, at end of the period	$390,684	$811,852
Less: cash and cash equivalents from the discontinued operations, end of the period	18,122	-
Cash and cash equivalent from the continuing operations, end of the period	372,562	811,852

Operating Activities

Net cash provided by operating activities from the continuing operations was $204,129 for the six months ended March 31,2025, primarily derived from (1) a net loss from continuing operations of $1,028,074, adjusted by (i) depreciation and amortization of $332,349, (ii) share of loss of equity method investments of $93,799, and (iii) imputed interest on a related party loan of $84,342; (2) a decrease in advances to suppliers of $5,394,854 due to the scheduled delivery of inventory, and partially offset by (3) an increase in inventories of $4,335,000 mainly due to higher purchase volumes amid lower battery prices at quarter-end.

Net cash provided by operating activities from the discontinued operations was $750,707 for the six months ended March 31,2025, primarily derived from (1) a net loss from discontinued operations of $228,778, adjusted by (i) share of loss of equity method investments of $63,152, and (ii) depreciation and amortization of $24,671; (2) a decrease in amount due from related parties of $1,103,468, mainly due to the collection of e-bicycle sales; (3) an increase in amount due to related parties of $892,802, mainly due to the increase in payable for e-bicycles purchase, and (4) a decrease of prepaid expenses and other current assets of $718,950 due to the collection of interest of loan from a third party, and partially offset by (5) an increase of accounts receivable of $1,821,408.

Net cash used in operating activities from the continuing operations was $6,257,683 for the six months ended March 31, 2026, primarily derived from (1) a net loss from continuing operations of $3,740,252, adjusted by (i) allowance for credit loss of $1,128,210, (ii) depreciation and amortization of $339,652, (iii) share-based compensation of $684,250, (iv) loss on forfeiture of land-use-right security deposit of $641,436; (2) an increase in advances to suppliers of $7,951,398; (3) an increase in inventory of $1,648,030; partially offset by (4) a decrease in accounts receivable of $4,526,716.

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Investing Activities

For the six months ended March 31, 2025, net cash used in investing activities from the continuing operations was $2,519,831, mainly consisted of (1) loans to related parties of $3,043,743; (2) prepayment for construction in progress of $1,299,447, partially offset by the proceed from redemption of the short-term investment purchased in December, 2023 of $1,574,882.

For the six months ended March 31, 2025, net cash provided by investing activities from the discontinued operations was $203,511, mainly consisting of the net cash inflow from disposal of Tianjin Jiahao $206,063.

For the six months ended March 31, 2026, net cash provided by investing activities from continuing operations was $8,154,584, mainly consisted of (1) refund of equipment purchase payment of $6,995,618; (2) collection of loan to a related party of $3,571,253, partially offset by (3) purchase of property and equipment of $1,212,242; (4) prepayment of equity investment of $1,200,000;(5) net cash outflow from disposal of a subsidiary of $45.

Financing Activities

For the six months ended March 31, 2025, net cash used in financing activities from continuing operations was $3,053,710, primarily consisting of the repayments of short-term borrowings of $1,438,292 and the repayments of loans from related parties of $1,382,973.

For the six months ended March 31, 2025, net cash provided by financing activities from discontinued operations was $36,428, consisting of interest-free loans from related parties of $589,617 and partially offset by the repayments of interest-free loans from related parties of $553,189.

For the six months ended March 31, 2026, net cash used in financing activities from continuing operations was $1,662,427, primarily consisting of (1) repayments to related parties of $7,122,839; (2) repayments of short-term borrowings of $1,926,892; (3) repayments of long-term borrowings of $830,705, partially offset by (4) shareholders’ contribution of $2,400,000; (5) proceeds from short-term borrowings of $2,212,358; and (6) loans from related parties of $3,605,651.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheets Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheets financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheets arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

On February 2, 2026, the Group entered into a share purchase agreement to acquire 30% of the issued and outstanding shares of an unrelated company for total consideration of $7,200,000. As of March 31, 2026, the Group had paid $1,200,000, which was recorded as prepayment for equity investment, and the remaining unpaid consideration of $6,000,000 was recorded as a capital commitment. The remaining consideration was fully paid subsequent to March 31, 2026 and before the issuance of these unaudited interim condensed consolidated financial statements.

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Critical Accounting Estimates

Our unaudited interim condensed consolidated financial statements (“CFS”) were prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities on the date of the unaudited interim condensed CFS, and the reported amounts of revenues and expense incurred during the financial reporting period and accompanying notes.

Credit losses

In accordance with Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses” (Topic 326), we estimate and record an expected lifetime credit loss by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires us to recognize our estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on our financial statements.

Our accounts receivable, notes receivable, amounts due from related parties and certain receivables which are included in prepaid expenses and other current assets line items in the balance sheets are within the scope of ASC Topic 326. We use an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment based on various factors, including aging of receivable balances, historical experience, creditworthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect our ability to collect from the debtors. We also apply current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Accounts receivable, net

Accounts receivable, net are stated at the original amounts less allowances for credit losses. Accounts receivable are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional.

Goodwill, net

Goodwill is the excess of the purchase price over FV of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of September 30 of each balance sheets date and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. We first have the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than it’s carrying amount.

If we decide, as a result of its qualitative assessment, that it is more likely than not that the FV of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the FV of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its FV, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the FV of each reporting unit. The judgment in estimating the FV of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of FV for each reporting unit.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount.

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Recent accounting pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In March 2025, the FASB issued Accounting Standards Update 2025-02 “Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto- Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides guidance for entities that apply the practical expedient and accounting policy election, if applicable, when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

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In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (“Topic 270”): Narrow-Scope Improvements, to improve the navigability of required interim disclosures, clarify when that guidance applies, and provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for interim reporting periods with annual reporting periods beginning after December 15, 2027, early adoption is permitted. ASU 2025-11 allows for adoption using the prospective or retrospective method. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to our unaudited interim condensed CFS.

Quantitative and Qualitative Disclosures about Market Risks

We are also exposed to liquidity risk which is a risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate of bank borrowings, our deposited cash, and loans to related and third parties. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

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